Exhibit 99.1
Information about How to Make your Election When the Option Exchange Begins
1.	How and when do I tender my eligible options?
               In order to tender one or more of your eligible options, you must log on to the option exchange website at
https://netapp-exchange.equitybenefits.com and click on the “Make an Election” button to proceed with your election. You will be redirected to the first page of the election form. You will need to check the appropriate boxes next to each of your eligible options to indicate whether you elect to tender your eligible options in accordance with the terms of the Offer. After completing the Election Form, you will be allowed to review your elections. If you are satisfied with your elections, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Terms of Election, will you be directed to the Election Confirmation Statement page. Please print and keep a copy of the Election Confirmation Statement for your records. You will then have completed the election process for tendering your eligible options.
We encourage you to submit your election electronically via the offer website If you are unable to do so, you must complete a paper election form and return it via facsimile at (408) 716-2633 or e-mail at optexch@netapp.com (via PDF or similar imaged document file), before 9:00 p.m., Pacific Time, on June 19, 2009. To obtain a paper election form, please send an e-mail request to optexch@netapp.com or call (408) 754-4670. You can also view and print the election form at http://finance-web.netapp.com/stock/stock-option-exchange_09.html.
2.	Can I change my election with respect to my eligible options?
You may change your previously submitted election at any time before 9:00 p.m. Pacific Time on the day the option exchange expires. If you would like to change your election, you must log on to the option exchange website at https://netapp-exchange.equitybenefits.com and make a new election. You should print a copy of your revised Election Confirmation Statement and keep those documents with your other records for this Offer. Alternatively, you may change your existing election by completing a new paper Election Form and returning it to the Company via facsimile to (408) 716-2633 or email at optexch@netapp.com. To obtain a paper election form, please send an e-mail request to optexch@netapp.com or call (408) 754-4670. You can also view and print the election form at http://finance-web.netapp.com/stock/stock-option-exchange_09.html. You may change your previously submitted elections as many times as you would like before the expiration of the Offer.
3.	If you change or extend the option exchange, how will you notify me?
          If we decide to make any changes to the terms of the option exchange, including extending the period of time which the option exchange will be available, we will send you an e-mail, issue a press release, or send another form of communication announcing the change. The announcement will be issued no later than 6:00 a.m. Pacific Time, on the next U.S. business day following the original expiration date.
4.	I believe I am an eligible employee and hold eligible options, but I did not receive the link to the option exchange website or my password. What should I do?
               If, after confirming your current outstanding option grants using the SmithBarney Benefit Access site noted in question #14 above, and after confirming that you meet each of the criteria for being an “eligible employee” who holds “eligible options” as described in questions #10 and #13 above, then contact optexch@netapp.com, or contact NetApp Stock Administration at stockadmin@netapp.com.
5.	When I log onto the option exchange website, I see some of my option grants, but not all of them. Why?
               It’s likely that some, but not all, of your options are eligible for the option exchange. If, after confirming your current outstanding option grants using the SmithBarney site noted in question #14 above, and after confirming that each of your options meets the criteria for being an “eligible option” as described in questions #13 above, you believe that you have additional options which are eligible, then contact optexch@netapp.com, or contact NetApp Stock Administration at stockadmin@netapp.com.